Exhibit 99.1

BAT Exercises Top-Up Rights to Invest $6.3 Million Resulting in an Increase in Equity Position from 18.8% to 19.5%

MONCTON, New Brunswick--(BUSINESS WIRE)--February 28, 2022--Organigram Holdings Inc. (TSX: OGI and NASDAQ: OGI), the parent company of Organigram Inc. (collectively “Organigram” or the “Company”), a leading licensed producer of cannabis, is pleased to announce that BAT has invested an additional C$6.3 million into Organigram to enhance its equity ownership position in Organigram from 18.8% to 19.5% as of December 31, 2021 by exercising its rights pursuant to an investor rights agreement (the “Investor Rights Agreement”). The Investor Rights Agreement was entered into between Organigram and BAT in connection with the formation of the Product Development Collaboration (the “PDC”) between the two companies and the strategic investment of C$221 million made by BAT in Organigram in March 2021.

The Investor Rights Agreement allows BAT periodic top-up rights to permit maintenance of its percentage ownership following certain issuances. The price per share offered to BAT is consistent with the price per share at which the relevant issuances were made subject to maximum discount requirements of the TSX.

The exempt issuances by Organigram in the three-months ended December 31, 2021 related primarily to the acquisition of Laurentian Organic Inc. pursuant to which 10,896,442 shares were issued. In addition, 83,408 shares were issued in connection with exercises of share-based compensation.

The Equity Top Up

BAT has purchased 2,659,716 common shares in Organigram at an average price of $2.3868 per share (the “Equity Top-Up”) for gross proceeds of $6,348,319 and now holds a pro-forma 19.5% equity interest based on the issued shares outstanding in Organigram of 313,477,365 as at December 31, 2021 (the end of the period in relation to which the rights were exercised) adjusted for the Equity Top-Up (310,817,649 shares outstanding plus 2,659,716 issued under the Equity Top-Up). The pro-forma equity interest as at the date hereof is 19.4%.

BAT and Organigram are approaching the first anniversary of the formation of the Product Development Collaboration (PDC) on March 10, 2021.

“Innovation is an important cornerstone of Organigram’s core strategy and the Product Development Collaboration with BAT underscores our commitment to the development of disruptive, consumer-focused cannabis products,” said Beena Goldenberg, Chief Executive Officer. “We are pleased with the successful launch of the PDC and the progress we are making so far.”

Organigram Maintains Strong Cash Position

Prior to the Equity Top-Up, Organigram enjoyed a strong cash position of C$168 million reported as at the end of Fiscal Q1-2022 (November 30, 2021). The C$6.3 million received from the Equity Top-Up further strengthens the Company’s balance sheet for general corporate purposes.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include scheduling changes and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
investors@organigram.ca

For Media enquiries:
Megan McCrae, Senior Vice President Marketing and Communications
megan.mccrae@organigram.ca